Universal Guardian Holdings, Inc.

August 19, 2005

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Universal Guardian Holding, Inc.

Form 10-KSB for the year ended December 31, 2004

File No. 000-24755

Dear Mr. Gordon:

Please find below our responses to the staff’s comment letter regarding the filing referred to above.

Intangible Assets, page F-13

1.

We note that you have not recorded a goodwill impairment charge for the year ended December 31, 2004 despite substantial net losses and negative operating cash flow.  Please tell us specifically how you determined that goodwill was not impaired.

Response:  As of December 31, 2004, the Company performed an evaluation to determine if the goodwill had been impaired.  In accordance with SFAS No. 142 paragraph 18, this evaluation was done at the reporting unit level.  The entire goodwill recorded on the Company’s balance sheet at December 31, 2004 was a result of the Company’s acquisition of Strategic Securities Solutions, Inc. (“SSSI”) on July 1, 2004.  Although the Company incurred a significant loss for the year ended December 31, 2004, the loss incurred by SSSI from the date of acquisition to December 31, 2004 was nominal.

In accordance with SFAS No. 142, paragraph 24, the Company performed an analysis of the present value of future cash flows expected to be generated from SSSI, since a quoted market price for SSSI was not available.  Based on this analysis performed by the Company, the present value of future cash flows from SSSI exceeded the carrying amount of goodwill at December 31, 2004; therefore, the Company concluded that goodwill was not impaired and a write down was not necessary.

Note 2 – Acquisitions, page F-15

2.

We note that the $3.5 million in goodwill recorded as part of the SSSI acquisition is in excess of the total purchase price.  Pursuant to paragraph 51(b) of SFAS 141, revise your future filings to include a description of the factors that contributed to a purchase price resulting in the recognition of goodwill.  In addition, advise us why you have not allocated any of SSSI’s purchase price to other intangible assets such as those identified in paragraph A14 of SFAS 141 and whether or not there are any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Response:  The total purchase price for SSSI included 4,101,494 shares of the Company’s common stock valued at $3,240,180, the payment of $37,500 in legal fees and the assumption of SSSI liabilities.  The purchase price allocation is summarized below:

Universal Guardian Holdings, Inc.

Assets acquired:
Cash	$ 127,034
Accounts Receivable	220,767
Other Current Assets	24,499
Fixed Assets, net	177,845
Total assets acquired	550,145

Less liabilities assumed
Accounts payable	(361,140)
Deferred revenue	(50,000)
Other SSSI liabilities	(386,418)
Total liabilities assumed	(797,558)

Net liabilities	247,413
Payment of legal fees	37,500
Issuance of 4,101,494 shares of Company common stock	3,240,180

Goodwill	$3,525,093

The excess of the purchase price, that is the value of the stock issued of $3,240,180 plus payment of legal fees of $37,500 plus the liabilities assumed of $797,558 totaling $4,075,238 over the assets acquired of $550,145 has been allocated to goodwill.

In future filings we will include a disclosure describing the factors that contributed to a purchase price resulting in the recognition of goodwill.  The Company purchased SSSI because of its ability to provide comprehensive business risk solutions and strategic and tactical security services to protect government and commercial assets worldwide.  The Company also believes that it can offer other products and services to SSSI’s customer base.  The purchase price in excess of the net tangible assets has been allocated to SSSI’s goodwill.  The decision to allocate the excess purchase price to goodwill was based on SSSI’s excellent reputation.  SSSI had worked with numerous foreign governmental agencies and had obtained contracts to provide security services.  As is customary when working with governmental agencies, the value is not in the current contracts that have been awarded, but in the future contracts that may be awarded based on SSSI’s excellent reputation for providing security services.

When allocating the excess purchase price, the Company did not see much value to the existing contracts since most of the existing contracts were for periods of less than one year and the workforce required to fulfill these security contracts are generally contract labor hired only for the duration of the contract.  The Company allocated the entire excess purchase price to goodwill as the Company believed that the excellent reputation of SSSI would allow it to obtain additional security contracts and to sell additional tactical security services provided by Universal Guardian’s other operating units to SSSI customers.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Marian J. Barcikowski

Marian J. Barcikowski

Chief Financial Officer

cc:

Michael Skellern, CEO

AJ Robbins, PC